INVESTOR GROUP SENDS OPEN LETTER TO SHAREHOLDERS DETAILING VALUE CREATION OPPORTUNITY AT BIG LOTS, INC. FROM A SALE LEASEBACK TRANSACTION

Believes a sale leaseback transaction could:
- **Lead to pro-forma EPS of $6.00 per share**
- **Result in a $60 stock price at 4x EBITDA**
- **Reduce the Company's debt by $200 million**
- **Generate more after tax free cash flow than the Company's current plan**
- **Result in significantly more shareholder value than a transaction that uses debt financing to monetize the same properties**

NEW YORK, March 12, 2020 /PRNewswire/ - Macellum Advisors GP, LLC (together with its affiliates, "Macellum") and Ancora Advisors, LLC (together with its affiliates, "Ancora" and, together with Macellum, the "Investor Group"), who own in the aggregate approximately 11.0% of the outstanding shares of Big Lots, Inc. ("Big Lots" or the "Company")(NYSE:BIG), today issued an open letter to shareholders, detailing their belief that a sale leaseback transaction, in conjunction with meaningful change to the Company's Board of Directors (the "Board"), could increase shareholder value significantly.

The Investor Group believes that Big Lots has the potential to be a best in class retailer, given that it operates in one of the most coveted segments of the retail industry, but believes the Company has been hampered by a Board that lacks relevant skill sets, has pursued a poor capital allocation strategy, and rejected credible offers to monetize Big Lot's real estate assets. In the Investor Group's view, the Board has demonstrated poor judgment in evaluating capital allocation plans and should not be entrusted to evaluate future asset dispositions or determine the best use of proceeds therefrom. The Investor Group cautions the Board against choosing what they view as a far inferior means of monetizing the Company's real estate assets using debt as a financing source and demand that no material decisions with respect to the Company's real estate be made by this Board until after the Board is reconstituted.

The full text of the letter can be found in the following link:

[insert link to letter]

About Macellum
Macellum Advisors GP, LLC, together with its affiliates (collectively, "Macellum") have substantial experience investing in consumer and retail companies and assisting such companies in improving their long-term financial and stock price performance. Macellum's historical investments include: Collective Brands, GIII Apparel Group, Hot Topic, Charming Shoppes and Warnaco, among other companies. Macellum prefers to constructively engage with management to improve its governance and performance for the benefit of all stockholders, as we did with Perry Ellis. However, when management is entrenched, Macellum has run successful proxy contests to effectuate meaningful change, including at The Children's Place Inc., Christopher & Banks Corporation, Citi Trends, Inc. and most recently at Bed Bath and Beyond Inc.

About Ancora Advisors

Ancora Holdings, Inc. is an employee owned, Cleveland, Ohio based holding company which wholly owns three separate and distinct SEC Registered Investment Advisers, Ancora Advisors, Inc., Ancora Family Wealth Advisors, LLC and Ancora Retirement Plan Advisors, Inc. and Inverness Securities LLC, a broker dealer. Ancora Advisors LLC specializes in customized portfolio management for individual investors, high net worth investors, investment companies (mutual funds), pooled investments (hedge funds/investment limited partnerships), and institutions such as pension/profit sharing plans, corporations, charitable & "Not-for Profit" organizations, and unions. Ancora Family Wealth Advisors, LLC is a leading, regional investment and wealth advisor managing assets on behalf families and high net-worth individuals. Ancora Retirement Plan Advisors, Inc. specializes in providing non-discretionary investment guidance for small and midsize employer sponsored retirement plans.

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Macellum Advisors GP, LLC, a Delaware limited liability company ("Macellum GP") and Ancora Advisors, LLC, a Delaware limited liability company ("Ancora Advisors") together with the participants named herein, intend to file a preliminary proxy statement and accompanying WHITE proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of their slate of nine highly qualified director nominees at the 2020 annual meeting of shareholders of Big Lots, Inc., an Ohio corporation (the "Company").

MACELLUM GP AND ANCORA ADVISORS STRONGLY ADVISE ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT http://www.sec.gov. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are Macellum GP, Macellum Opportunity Fund LP, a Delaware limited partnership ("Macellum Opportunity"), Macellum Management, LP, a Delaware limited partnership ("Macellum Management"), Jonathan Duskin, Ancora Catalyst Institutional, LP, a Delaware limited partnership ("Ancora Catalyst Institutional"), Ancora Catalyst, LP, a Delaware limited partnership ("Ancora Catalyst"), Ancora Merlin Institutional LP, a Delaware limited partnership ("Ancora Merlin Institutional"), Ancora Merlin, LP, a Delaware limited partnership ("Ancora Merlin"), Ancora Catalyst SPV I LP, a Delaware limited partnership ("Ancora SPV I"), Ancora Catalyst SPV I SPC Ltd, a Cayman Islands segregated portfolio company ("Ancora SPV I Ltd"), Ancora Advisors, LLC, a Nevada limited liability company ("Ancora Advisors"), Frederick DiSanto, Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz and Cynthia S. Murray.

As of the date of this press release, Macellum Opportunity directly beneficially owns 1,103,112 shares of common stock of the Company ("Common Stock"), including 250,000 shares underlying long call options and 1,000 shares held in record name. As the investment manager of Macellum Opportunity, Macellum Management may be deemed to beneficially own the 1,103,112 shares of Common Stock beneficially owned directly by Macellum Opportunity, including 250,000 shares underlying long call options. As the general partner of Macellum Opportunity and Macellum Management, Macellum GP may be deemed to beneficially own the 1,103,112 shares of Common Stock beneficially owned directly by Macellum Opportunity, including 250,000 shares underlying long call options. As the sole member of Macellum GP, Mr. Duskin may be deemed to beneficially own the 1,103,112 shares of Common Stock beneficially owned directly by Macellum Opportunity, including 250,000 shares underlying long call options. Ancora Catalyst

Institutional directly beneficially owns 815,511 shares of Common Stock, including 177,600 shares underlying long call options and 1,000 shares held in record name, Ancora Catalyst directly beneficially owns 61,268 shares of Common Stock, including 12,800 shares underlying long call options, Ancora Merlin Institutional directly beneficially owns 924,914 shares of Common Stock, including 221,600 shares underlying long call options, Ancora Merlin directly beneficially owns 91,754 shares of Common Stock, including 22,000 shares underlying long call options, Ancora SPV 1 directly beneficially owns 712,156 shares of Common Stock, including 162,400 shares underlying long call options and Ancora SPV I Ltd directly beneficially owns 606,740 shares of Common Stock, including 153,600 shares underlying long call options. As the investment advisor to each of Ancora Catalyst Institutional, Ancora Catalyst, Ancora Merlin Institutional, Ancora Merlin, Ancora SPV I and Ancora SPV I Ltd, Ancora Advisors may be deemed to beneficially own the 815,511 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 177,600 shares underlying long call options, 61,268 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 12,800 shares underlying long call options, 924,914 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, including 221,600 shares underlying long call options, 91,754 shares of Common Stock beneficially owned directly by Ancora Merlin, including 22,000 shares underlying long call options, 712,156 shares of Common Stock beneficially owned directly by Ancora SPV I, including 162,400 shares underlying long call options, and 606,740 shares of Common Stock beneficially owned directly by Ancora SPV I Ltd, including 153,600 shares underlying long call options. As the Chairman and Chief Executive Officer of Ancora Advisors, Mr. DiSanto may be deemed to beneficially own the 815,511 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, including 177,600 shares underlying long call options, 61,268 shares of Common Stock beneficially owned directly by Ancora Catalyst, including 12,800 shares underlying long call options, 924,914 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, including 221,600 shares underlying long call options, 91,754 shares of Common Stock beneficially owned directly by Ancora Merlin, including 22,000 shares underlying long call options, 712,156 shares of Common Stock beneficially owned directly by Ancora SPV I, including 162,400 shares underlying long call options, and 606,740 shares of Common Stock beneficially owned directly by Ancora SPV I Ltd, including 153,600 shares underlying long call options. As of the date hereof, none of Theresa R. Backes, Suzanne Biszantz, Andrew C. Clarke, Lynne Coté, Steven S. Fishman, Aaron Goldstein, Jeremy I. Liebowitz or Cynthia S. Murray own beneficially or of record any securities of the Company.

Investor contact:

Jonathan Duskin
Macellum Management, LP
(212) 956-3008
Jduskin@macellumcap.com

John Ferguson
Saratoga Proxy Consulting LLC
(212) 257-1311
Info@saratogaproxy.com

Source:
Macellum Advisors GP, LLC and Ancora Advisors, LLC



Macellum CAPITAL MANAGEMENT

ANCORA™

March 12, 2020

Dear Fellow Shareholders,

Macellum Advisors GP, LLC (together with its affiliates, "Macellum") and Ancora Advisors, LLC (together with its affiliates, "Ancora" and, together with Macellum, the "Investor Group"), beneficially own, in the aggregate, 4,315,455 common shares of Big Lots, Inc. ("Big Lots" or the "Company"), constituting approximately 11.0% of the Company's outstanding stock.

The Investor Group believes that substantial value can be created by pursuing a sale leaseback ("SLB") transaction for the Company's sizable real estate assets. The Investor Group also believes that it is critical this transaction be accompanied with meaningful change to the Company's Board of Directors (the "Board") so that a refreshed Board, with new and more relevant skillsets, can work to address the Company's deteriorating operating results, put the business back on a pathway to growth, and allocate capital more efficiently.

As can be seen in the following tables below, an SLB transaction of the Company's four distribution centers ("DCs") for $756 million could result in pro forma earnings per share (EPS) of $6.01. The transaction would also reduce debt by $200 million, which should allay concerns raised by the recent Standard & Poor's ("S&P") debt rating downgrade. At such a transaction price, the Company should also be able to maintain the dividend and **generate 5-10% more after tax free cash flow[1]**. If we applied the average EBITDA multiple of the last 12 months of 4x, the stock could trade at $62 per share.

Sale-Leaseback Transaction Can Be Significantly Accretive

Sale-Leaseback Transaction		Pro Forma	FY20	Adj	FY20	Impact
Assumptions:		Sales	$5,382	-	$5,382	
Gross Proceeds	$756					
Basis (20% of Fair Market Value)	$151	Rent Expense	$360	$53	$413	15%
Gain on Sale	$605	Adjusted EBITDA	$335	($53)	$282	(16%)
Tax Rate	25%	D&A	$150	($10)	$140	(7%)
Tax on Gain	$151	EBIT	$185	($43)	$142	(23%)
Net Proceeds	$605	Interest Expense	($11)	$9	($2)	(78%)
Assumed Cap Rate	7.00%	Pretax	$174	($34)	$140	(20%)
Repurchase Dollars	$440	Tax	$45		$36	(20%)
Average Share Price	$20.00	**Net Income**	**$129**		**$103**	(20%)
Shares Repurchased	22.0	**EPS**	**$3.28**		**$6.01**	**83%**
Annual Dividend $ Savings	($26)	**Shares Outstanding**	39.20	(22.0)	17.19	
		Net Debt	**$227**	**($165)**	**$62**	

Source: Company reports; Macellum estimates. [1] After tax free cash flow defined as net income + D&A − Capex − Dividends.

Sale-Leaseback Can Create Significant Value to Shareholders

Sale-Leaseback Transaction		EBITDA Multiple		
		3.0x	4.0x	5.0x
	$254	$40.69	$55.46	$70.22
	$268	$43.15	$58.74	$74.32
EBITDA FY20*	$282	$45.61	$62.02	$78.42
	$296	$48.07	$65.30	$82.52
	$310	$50.53	$68.58	$86.62

% Change Vs. Current Stock Price

		EBITDA Multiple		
		3.0x	4.0x	5.0x
	$254	219%	335%	451%
	$268	238%	361%	483%
EBITDA FY20*	$282	258%	386%	515%
	$296	277%	412%	547%
	$310	296%	438%	579%

Source: Company reports; Macellum estimates. *Based on FY 2020 Company guidance + Rent Expense – D&A from SLB. Priced 3/12/20 @ $12.75.

We have heard that the Board may be exploring a strategy to take on new debt to unlock value trapped in the Company's owned real estate. **We implore the Board to urgently reject this idea.** We believe the consequences would be disastrous. As illustrated in the following table, using debt to borrow against the value of these properties could: 1) add leverage and future debt maturities to the Company's balance sheet and **increase total long term net debt to $597 million**, 2) produce 40% less proceeds than an SLB transaction, which could result in a substantially smaller share repurchase, 3) require the Company to continue to expense roughly $10 million in asset depreciation through its income statement, 4) cause the Company to incur future maintenance capital expenditures that could be a drag to free cash flow likely equal to the depreciation, 5) diminish future operating flexibility, 6) increase interest expense by at least $19 million and bring the Company closer to the 30% of EBIT limitation for tax deductibility that goes into effect in 2022, 7) likely have covenants that will restrict use of proceeds and curtail the size of a share repurchase, 8) require a significant balloon payment at maturity at a time when the value of the DCs is likely to have diminished due to age and obsolescence, 9) increase the likelihood of credit ratings downgrade due to excess leverage, and 10) result in significantly lower EPS compared to an SLB transaction at the same locations.

Debt Financing Transaction Could Result in a Balance Sheet with $600 million of Net Debt. 9x More Net Debt than an SLB Transaction.

Mortgage Transaction		Pro Forma	FY20	Adj	FY20	Impact
Assumptions:		Sales	$5,382	-	$5,382	
Value (70% of Leaseback)	$529					
Gross Proceeds (LTV 70%)	$371	Rent Expense	$360	$0	$360	
Tax Rate	0%	Adjusted EBITDA	$335	$0	$335	
Tax on Gain	$0	D&A	$150	$0	$150	
Net Proceeds	$371	EBIT	$185	$0	$185	
Mortgage Rate	5.00%	Interest Expense	($11)	($19)	($30)	166%
Mortgage Interest Expense	$19	Pretax	$174	($19)	$155	(11%)
Repurchase Dollars	$371	Tax	$45		$40	(11%)
Average Share Price	$20.00	**Net Income**	**$129**		**$115**	**(11%)**
Shares Repurchased	18.5	**EPS**	**$3.28**		**$5.56**	**69%**
Annual Dividend $ Savings	($22)	**Shares Outstanding**	**39.20**	**(18.5)**	**20.68**	
		Net Debt	**$227**	**$371**	**$597**	

Source: Company reports; Macellum estimates.

If we applied the same 4x EBITDA multiple used in an SLB scenario, the Company's stock price would only rise to $36 per share, or 42% lower that an SLB transaction of the same properties. Further, it would be reasonable to assume a Company with $600 million in net debt (more than 9x the amount of the SLB scenario) would trade at a meaningful discount. One multiple turn lower, or 3x EBITDA, would result in a $20 stock price or 68% lower that the SLB scenario. In the case of no multiple expansion, the equity would be valued less than it is today, whereas in a SLB transaction, even without multiple expansion, the stock could be worth at the mid-$30 level.

Sale-Leaseback Could Create Significantly More Value than Borrowing against Properties Using Debt

Sale-Leaseback Transaction						Mortgage Transaction				
		EBITDA Multiple						EBITDA Multiple		
		3.0x	4.0x	5.0x				3.0x	4.0x	5.0x
	$254	$40.69	$55.46	$70.22			$302	$14.86	$29.44	$44.02
	$268	$43.15	$58.74	$74.32			$318	$17.29	$32.68	$48.08
EBITDA FY20*	$282	$45.61	$62.02	$78.42		EBITDA FY20**	$335	$19.72	$35.92	$52.13
	$296	$48.07	$65.30	$82.52			$352	$22.15	$39.16	$56.18
	$310	$50.53	$68.58	$86.62			$369	$24.58	$42.40	$60.23

% Change Vs. Current Stock Price   % Change Vs. Current Stock Price

		EBITDA Multiple						EBITDA Multiple		
		3.0x	4.0x	5.0x				3.0x	4.0x	5.0x
	$254	219%	335%	451%			$302	17%	131%	245%
	$268	238%	361%	483%			$318	36%	156%	277%
EBITDA FY20*	$282	**258%**	**386%**	**515%**		EBITDA FY20**	$335	**55%**	**182%**	**309%**
	$296	277%	412%	547%			$352	74%	207%	341%
	$310	296%	438%	579%			$369	93%	233%	372%

Source: Macellum estimates. *Based on FY 2020 Company guidance + Rent Expense – D&A from SLB. **Based on Company guidance.

We are deeply troubled that the Board does not appear to have given an SLB transaction much consideration. We approached Big Lots with a framework for an SLB as well as a debt transaction roughly three weeks ago and have not heard back from the Company since. We also know that over a year ago, the Board rejected a credible offer from a nationally recognized private equity firm to enter into an SLB transaction for certain of the Company's real estate valued at over $1 billion. Given the apparent lack of movement by the Company to pursue this compelling opportunity, we are concerned that the Board is not functioning effectively and not prioritizing or fully exploring the creation of shareholder value, especially in light of the recent collapse in the Company's share price following the Company's Q4 2019 earnings miss.

We believe the Company's recent S&P debt rating downgrade to junk status is yet another example of how this Board has failed its shareholders. Just three years ago, the Company had a fortress balance sheet. Since then, the Board has little to show for the material investment cycle it decided to undertake beginning in 2016. Despite investing $263 million in capital expenditures above depreciation and amortization over the past three years (or $640 million in total capital expenditures), there have been no disclosed improvements in earnings, operating performance, or return on invested capital to date. Instead, the Company's debt burden is now at $279 million and the Company has experienced a 40% drop in earnings based on 2020 guidance.

While the Company may argue that an SLB transaction could cause more downward pressure on the Company's debt rating, which was expressed by S&P, we flatly disagree. We believe an SLB transaction would result in the repayment of $200 million of the Company's outstanding debt. We note further that our analysis is limited to just four of the Company's DCs and the Company has additional owned stores that can be monetized to further reduce its debt.

In our view, the Board has demonstrated poor judgment in evaluating capital allocation plans and should not be entrusted to evaluate future asset dispositions or determine the best use of proceeds therefrom. We caution the Board against choosing what we view as a far inferior means of monetizing the Company's real estate assets using debt as a financing source and demand that no material decisions be made by this Board until after the Board is reconstituted.

Jonathan Duskin
Macellum Advisors GP, LLC
Managing Member

Fred DiSanto
Chief Executive Officer and Executive Chairman
Ancora Advisors LLC

Appendix

Sale-Leaseback vs. Mortgage Financing

	Sales-Leaseback	Mortgage
Liability Creation:	Only fixed rental payments over the lease term are captured as a liability; result is a lease liability on balance sheet significantly smaller than equivalent amount of debt issued	Full amount of unamortized principal balance is captured as a liability
Use Restrictions:	No restrictions on use of proceeds	Potentially restrictive financial covenants
Repayment:	No balloon payment	Potential balloon payment due at maturity; substantial prepayment penalties if paid off before maturity
Equity Creation:	Gain on sale creates equity	No creation of equity
Offsetting Asset Creation:	Newly captured liability is offset by booking a right of use asset in addition to cash generation	No offset to liability aside from cash generation
Tax Deductibility:	Rent payments are fully tax deductible	Tax deductibility of interest expense is limited to 30% of EBITDA (30% of EBIT starting in 2022)
Proceeds:	Sales-leaseback values property at 100%+ fair market value	Mortgage financing on property typically provides for up to 70% of appraised value with inability to push proceeds to or above fair market value
Agency View:	Rating agencies generally view sales-leasebacks to be more favorable than debt financing as there is an asset divestiture component to the transactions with potential multiple arbitrage considerations as opposed to simply levering up the balance sheet	Rating agencies always view incremental debt to be net negative to credit
Benefits to Income and Cash Flow:	Once transaction is effected D&A will decrease and only future maintenance capital expenditures are required	The company remains responsible for capex and D&A associated with an owned asset negatively impacting future income

Macellum Capital Management